VF 3-5-03

***AH 3/4/03

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03011243

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING SECTION FEB 27 2003 WASH, D.C. 165

SEC FILE NUMBER
8- 51288

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Lombard Odier Darier Hentsch Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 East 49th Street, 17th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary Gettenberg, CFO — 212 668-8700
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterHouseCoopers
(Name — *if individual, state last, first, middle name*)

1177 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BD 3/13

OATH OR AFFIRMATION

I, Gary Gettenberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lombard Odier Darier Hentsch Securities, Inc., as of December 31, 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Gary Gettenberg
Signature

CFO
Title

Linda Getzone
Notary Public
LINDA GETZONE
Notary Public, State of New York
No. 01GE4851342
Qualified in New York County
Commission Expires April 17, 2006

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lombard Odier Darier Hentsch Securities, Inc.

Statement of Financial Condition
December 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To Lombard Odier Darier Hentsch Securities, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Lombard Odier Darier Hentsch Securities, Inc. (the "Company") at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 14, 2003

Lombard Odier Darier Hentsch Securities, Inc.
Table of Contents

Lombard Odier Darier Hentsch Securities, Inc.
Statement of Financial Condition
December 31, 2002

Assets	
Cash	$ 2,132,970
Prepaid expenses	16,891
Leasehold improvements, at cost, less accumulated amortization of $16,660	5,536
Other assets	16,800
Total assets	$ 2,172,197
Liabilities and Stockholder's Equity	
Liabilities	
Accounts payable and accrued expenses	$ 390,439
Taxes payable	145,556
Payable to affiliate	94,630
Total liabilities	630,625
Stockholder's Equity	
Common stock, $0.01 par value, 3,000 shares authorized, 500 shares issued and outstanding	5
Additional paid-in capital	1,199,995
Retained earnings	341,572
Total stockholder's equity	1,541,572
Total liabilities and stockholder's equity	$ 2,172,197

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

Lombard Odier Darier Hentsch Securities, Inc. (the "Company"), formerly Lombard Odier Securities, Inc., is a Delaware corporation formed in November 1998. The Company is a wholly-owned subsidiary of LODH Holding (USA), Inc. ("LODHH"), formerly Lombard Odier Holdings (US), Inc., who acquired the Company on December 27, 2000 from Transatlantic Securities Ltd. ("TSL"). LODHH and TSL are ultimately owned by Lombard Odier Darier Hentsch & Cie ("LODH"), formerly Lombard Odier & Cie, based in Geneva, Switzerland.

The Company is a broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. The Company acts as a registered broker dealer intermediary, pursuant to Rule 15a-6 under the Securities Exchange Act of 1934, between LODH and U.S. Institutional Investors. The Company acts in this capacity solely with respect to transactions in publicly-traded equity securities traded on non-US, primarily Swiss exchanges. In addition, the Company may engage in private placement transactions.

2. Significant Accounting Policies

Basis of presentation
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimated.

Commissions
Commissions are generated from the introduction of transactions to LODH. Securities transactions and the associated commission revenue are recorded on a trade date basis.

Leasehold improvements
Leasehold improvements are stated at cost less accumulated amortization. Leasehold improvements are amortized on the straight-line method over the lesser of their estimated useful lives or the remaining lease term.

Income taxes
The Company is included in the consolidated federal income tax returns of LODHH. The Company is charged or credited with an amount equal to its separate tax liability or benefit as if it were filing on an individual company basis.

Cash
Cash consists of deposits at a major domestic bank. Given this concentration, the Company may be exposed to certain credit risk.

Financial instruments
At December 31, 2002, the Company's financial instruments are carried at amounts approximating fair value. Financial instruments carried at cost with maturities that are short term (less than one year) have carrying values that approximate fair value. These instruments principally include payables and receivables.

3. Related Party Transactions

The Company earns commissions from LODH in the amount of 50% of LODH's commissions earned on trades introduced by the Company or $185,000 per month, whichever is greater.

Lombard Odier Darier Hentsch, Inc. ("LODHI"), formerly Lombard Odier, Inc., an affiliated company, is the principal lessee of the current premises. The charges made to affiliated companies for the use of a proportionate amount of the lease and related expenses is based on occupied space.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital to be the greater of $100,000 or 6 2/3 % of aggregate indebtedness. At December 31, 2002, the Company had net capital of $1,502,345 which was $1,402,345 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .42 to 1.

5. Pension Plans

The Company sponsors a trusted defined contribution money purchase pension plan covering substantially all employees meeting minimum age and service requirements. Contributions are based on a percentage of each eligible employee's compensation and are 15% of each participants compensation plus 5.7% of the participants compensation in excess of the Social Security Wage Base.

Employees may also contribute to a 401(k) plan. There are no contributions made to this plan by the Company.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants on Internal Control Required By SEC Rule 17a-5 – Broker/Dealer

To Lombard Odier Darier Hentsch Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Lombard Odier Darier Hentsch Securities, Inc. (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has

responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in t he preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 14, 2003